UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 000-33173
CUSIP NUMBER 6086891057

(Check One):      ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form N-SAR

For Period Ended:   March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

MOLLER INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

1222 RESEARCH PARK DRIVE
Address of Principal Executive Office (Street and Number)

DAVIS, CA 95618
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has experienced unexpected delays in completing the Form 10-Q for the period ending March 31, 2012.  While the Company and its independent registered accounting firm, Malone and Bailey, are actively working together to complete the necessary steps to finalize the content of the Company’s filing, the Company is not able to file its Form 10-Q by the prescribed filing date without unreasonable effort and expense.  The Company currently anticipates that it will be able to file the Form 10-Q on or before 21 May 2012.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul S. Moller, President (Name)	530 (Area Code)	756-5086 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐   Yes     ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOLLER INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2012                                                  By:  Paul S. Moller